Exhibit 4.9

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Skylight Health Group Inc. (the “Company”)

5520 Explorer Drive, Suite 402

Mississauga, Ontario L4W 5L1

2.	Date of Material Change

March 16, 2021

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Globe News Wire on March 16, 2021 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Skylight Health Appoints New Chairman of the Board: Patrick McNamee, Former EVP and COO of Express Scripts

5.	Full Description of Material Change

On March 16, 2021 the Company announced the appointment of Patrick McNamee as new Skylight Health Chairman of the Board. Mr. McNamee succeeds Norton Singhavon who will remain involved as an active member of the Board.

Mr. McNamee has previously acted as EVP and COO of Express Scripts, where he led all major activities of the $120B+ technology-driven pharmacy benefit management company. He was instrumental in leading the company’s organic and acquisitive growth from $3B in revenue to more than $120B achieving an average of 27% EPS growth over his 9-year tenure. With 33,000 employees, a $2.9B budget and 120M customers, he led the delivery of 110M mail order prescriptions while processing 1.5B retail claims annually. Patrick brought a strategic and operational perspective to this young company. He led the successful integration of the $4B WellPoint NextRx acquisition and the $29B Medco acquisition delivering over $4B in synergies. Leveraging global talent and technology, combined with strategic innovation and global sourcing, Patrick built a suite of products and services resulting in market cap growth from $6B to more than $50B. He also served as CEO for the $1.3B specialty distribution business growing at 20% annually. Frequent communication with investors and legislators helped pave the way for growth and share price appreciation.

Most recently, Mr. McNamee agreed to a turn-around role as President and CEO, Health Insurance Innovations (NASDAQ:HIIQ), a health insurance developer and distributor. He led a significant and fast turnaround of this company after a rough IPO. Share price increased from $4 to $58 in 23 months.

Mr. McNamee recently served on the board of HDSupply (HDS) which was acquired by The Home Depot (HD) in Jan of 2021. He currently serves as an Operating Partner for Beecken Petty O’Keefe (BPOC). With BPOC, he serves on the boards of Maxor National Pharmacy Services, Zenith American and Health-E Commerce. Mr. McNamee holds a Master of Science in Electrical Engineering and Computer Sciences from Marquette University, and a Bachelor of Science in Biomedical Engineering from Marquette University.

Additionally, the Company has issued 45,900 options to McNamee.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Prad Sekar, CEO of Skyight Health Group Inc. at 1-855-874-4999.

9.	Date of Report

March 24, 2021